Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

Star Peak Energy Transition Corp. Reaffirms Timing of Special Meeting to Approve Business Combination

April 15, 2021, Evanston, Ill. – Star Peak Energy Transition Corp. (NYSE: STPK), a publicly traded special purpose acquisition company (“Star Peak”), announced today that it is reaffirming its previously announced Special Meeting of Star Peak Stockholders (the “Special Meeting”) on April 27, 2021 to approve the business combination with Stem, Inc. (“Stem”). If the proposals at the Special Meeting are approved, Star Peak anticipates that the business combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Star Peak is currently evaluating the impact of the statement (the “Statement”) released by the Staff of the U.S. Securities and Exchange Commission (the “SEC”) on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, including whether the changes in accounting treatment described in the Statement will require a restatement of Star Peak’s previously issued financial statements. Star Peak intends to provide a market update in due course in the event that it determines a restatement is necessary, and does not anticipate any changes to the previously disclosed timeline for completing its business combination with Stem.

The Special Meeting to approve the pending business combination is scheduled for Tuesday, April 27, 2021, at 11:00 a.m. ET. The Special Meeting will be completely virtual and conducted via live webcast. Holders of Star Peak’s shares of Common Stock at the close of business on the record date of March 4, 2021 are entitled to notice of the virtual Special Meeting and should vote before 11:59 p.m. ET on April 26, 2021.

Star Peak stockholders can exercise their votes online, via telephone or by mail. More information on how to vote can be found at https://stpk.starpeakcorp.com/vote. Star Peak stockholders who need assistance voting or have questions regarding the Special Meeting may contact Star Peak’s proxy solicitor, Morrow Sodali, toll-free at (877) 787-9239 or email Morrow Sodali at STPK.info@investor.morrowsodali.com.

About Stem, Inc.

Stem provides solutions that address the challenges of today’s dynamic energy market. By combining advanced energy storage solutions with Athena™, a world-class AI-powered analytics platform, Stem enables customers and partners to optimize energy use by automatically switching between battery power, onsite generation and grid power. Stem’s solutions help enterprise customers benefit from a clean, adaptive energy infrastructure and achieve a wide variety of goals, including expense reduction, resilience, sustainability, environmental and corporate responsibility and innovation. Stem also offers full support for solar partners interested in adding storage to standalone, community or commercial solar projects – both behind and in front of the meter.

Headquartered in Millbrae, Calif., Stem is directly funded by a consortium of leading investors including Activate Capital, Angeleno Group, BNP Paribas, Constellation Technology Ventures, Copec, Iberdrola (Inversiones Financieras Perseo), GE Ventures, Magnesium Capital, Mithril L.P., Mitsui & Co. LTD., Ontario Teachers’ Pension Plan, RWE Supply & Trading, Temasek and Total Energy Ventures. For more information, visit www.stem.com.

About Star Peak Energy Transition Corp.

Star Peak is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Star Peak is led by a management team with extensive experience investing in the energy, energy infrastructure and renewables sectors, including Chairman, Michael Morgan and Chief Executive Officer, Eric Scheyer. Michael Morgan is Chairman and Chief Executive Officer at Triangle Peak Partners LP and currently serves as a director of Sunnova Energy International (NYSE: NOVA) and lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America, a company he joined at its founding in 1997. Eric Scheyer is a Partner at Magnetar and has served as the Head of the Magnetar Energy and Infrastructure Group since its inception in 2005. For more information, visit https://stpk.starpeakcorp.com/.

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak and Stem. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a definitive proxy statement / prospectus / written consent solicitation that has been distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak has mailed a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus / written consent solicitation in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus / written consent solicitation, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor Evanston, IL 60201.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Star Peak and Stem and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Star Peak s stockholders in connection with the proposed business combination is set forth in Star Peak’s registration statement / proxy statement that has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Star Peak’s directors and officers in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the definitive proxy statement / prospectus / written consent solicitation of Star Peak for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of Star Peak or Stem’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Stem and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the risk of delays in completing the business combination due to the impact of the Statement; 3) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 4) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 5) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 6) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 7) the risk that the business combination disrupts current plans and operations of Stem as a result of the announcement and consummation of the business combination; 8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 9) costs related to the business combination; 10) changes in applicable laws or regulations; 11) the possibility that Stem or the combined company may be adversely affected by other economic, business and/or competitive factors; 12) Stem’s estimates of its financial performance; 13) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 14) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Stem undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Contacts

Investor Contact – Stem
Ted Durbin, Stem, Inc.
Marc Silverberg, ICR, Inc.
IR@stem.com

Media Contact – Stem
Cory Ziskind, ICR, Inc.
stemPR@icrinc.com

Star Peak
Tricia Quinn
Courtney Kozel
info@starpeakcorp.com
847 905 4400

Source: Star Peak Energy Transition Corp.